FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
July 25, 2005
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________
Enclosures: InfoVista Announces Record Fourth Quarter and Fiscal Year Results

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: July 25, 2005	By:	/s/ Philippe Ozanian
		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager,
InfoVista
+33 1 64 86 85 65
kdarcy@infovista.com
- or -
Kirsten Hendrie
Cubitt Consulting (London)
+44 (0)20 7367 5100
kirsten.hendrie@cubitt.com
- or -
Tom Rozycki
Cubitt (New York)
+1 212 279 3115
tom@cjpcom.com
INFOVISTA ANNOUNCES RECORD FOURTH QUARTER AND FISCAL YEAR RESULTS
Momentum in North America and Further Success among Enterprise Customers in the Financial Sector Propel Growth
Paris, France and Herndon, Virginia — July 25, 2005 — InfoVista (Compartment C of Eurolist by Euronext — ISIN Code: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced financial results for the quarter and full year ended June 30, 2005. Total revenues for the quarter increased to €9.6 million, up 19% over the comparable period last year. InfoVista achieved positive net income in the quarter, totaling €0.4 million as compared to a loss of €0.4 million in the comparable quarter last year. For the fiscal year ended June 30, 2005, total revenues amounted to €34.3 million, a 20% increase over the previous year. For the first time ever, InfoVista also achieved positive net income, totaling €0.1 million, in fiscal year 2005 as compared to a net loss of €6.2 million in fiscal year 2004.
Commenting on the quarter, Gad Tobaly, Chief Executive Officer of InfoVista, said: “Q4 marks the best quarter ever in the history of InfoVista. For the second quarter in a row, we have closed a significant deal of over €1 million, this time with one of the largest financial institutions in the world. Once again, our American revenues far outperformed other markets’, leading the Company’s growth. This quarter completes a year of remarkable turnaround for InfoVista. We have realized significant top-line growth for the full fiscal year and more importantly, delivered on our promise to achieve our first ever fiscal year of net profitability.”
Financial Highlights
•	Total revenues for the fourth quarter increased 19% to €9.6 million. License revenues for the quarter increased 22% to €5.6 million.

•	Revenues for fiscal year 2005 increased 20% to €34.3 million. License revenues for fiscal year 2005 increased 18% to €19.0 million.

•	Net profit for the fourth quarter was €0.4 million, or €0.02 per share.

•	Net profit for fiscal year 2005 was €0.12 million or €0.01 per share.

•	For the fourth quarter, the gross margin was 79% of revenues. Gross margin for the fiscal year improved to 80% from 78% in fiscal year 2004.

•	Days Sales Outstanding (DSOs) rose to 106 days, primarily reflecting a sharp sequential increase in deferred revenues.

•	As of June 30, 2005, the Company’s balance sheet remained completely debt-free.

•	As of June 30, 2005, the Company had a total of 17,372,867 shares outstanding.

•	As of June 30, 2005, cash and marketable securities increased to €33.7 million, or €1.94 per outstanding share. The Company’s cash and marketable securities position increased €1.3 million during the fourth quarter and operations were cash flow positive for the fiscal year.
The Best Quarter Ever Yet
InfoVista’s two main regions, Europe and North America, produced record fourth quarter revenues resulting in strong top-line growth for both the quarter and the full fiscal year. Despite the weaker dollar, InfoVista’s American operations generated impressive year-on-year sales growth in euro terms, with large contracts won in a highly competitive environment.
•	In the fourth quarter, North America, Europe and Asia contributed 50%, 42% and 8%, respectively, to total revenues. American and European operations achieved quarterly revenue growth of 30% and 14%, year-on-year respectively. The growth in Asia-Pacific revenues picked up pace in the quarter, with sales of €0.7 million. Two large deals totaling US$1.0 million were won in India with the two major local Service Providers, one of whom is Bharti Tele-Ventures Ltd. Revenue for these two deals is expected to be recognized in fiscal year 2006.

•	InfoVista made deep inroads into the Enterprise arena, with revenues significantly increasing to €4.1 million, and contributing 43% to total revenues for the quarter. The Company closed a deal of over €1 million with one of the world’s largest financial institutions. Service Provider revenues stood at €5.5 million, representing 57% of total revenues for the quarter with business from American, Spanish and Singaporean incumbents. New Service Provider customers included Jazz Telecom and Spirit Telecom.

•	Q4 repeat business from existing customers represented 72% of total revenues. Repeat customers during the quarter included MCI Worldcom in the US, Telefonica and France Télécom in Europe, and Optus in Australia.

•	Revenues from Software Licenses for the fourth quarter grew by 22% year-on-year and represent 58% of total revenues. Service Revenues increased by 15% to €4.0 million.

•	Revenues from indirect sales channels contributed 34% of total revenues for the fourth quarter, while direct sales channels, including revenues from referral partners, contributed the remaining 66% or €6.3 million.
Remarkable Year of Turnaround and Achievements
Mr. Tobaly said: “IP convergence of voice, data and video is driving tremendous opportunities and challenges for our customers. We are ideally positioned to capitalize on this exciting market transformation, helping our clients harness the power that these next-generation communication services can offer.”
During the fiscal year, the Company launched three major solutions:

•	VistaInsight for IP Telephony allows customers to manage the complexity and reap the promised benefits of telephony services delivered over IP. The solution was launched in February 2005 and has been recognized by market experts as far surpassing competitive offerings.

•	VistaInsight for Networks empowers Service Providers to maximize the performance of their MPLS-based networks and offer highly differentiated web-based customer reporting.

•	VistaInsight for Server Management helps large customers better manage their system resources providing advanced performance and capacity planning capabilities.
The Company also announced major innovations of its technical platform, VistaFoundation, which dramatically reduces cost of ownership of the communications infrastructure especially in very large and distributed environments. All these technical breakthroughs accentuate InfoVista’s position as the leading provider of solutions for the management of next-generation communication services.
During the fiscal year, the Company cemented its leadership position in the Service Provider segment, becoming the performance management standard in the telecommunications industry. Additionally, InfoVista made great strides in the Enterprise segment, securing large wins particularly in the financial industry.
•	Europe, North America and Asia contributed 48%, 44% and 8% of total fiscal year revenues, respectively. European revenues were up 20% over last year to €16.5 million. Revenues in North America amounted to €15.2 million, representing 26% year-on-year growth.

•	For the fiscal year, Enterprise revenues amounted to €9.7 million or 28% of total revenues, with Service Providers generating the remaining 72% of the year’s revenues.

•	Repeat business from existing customers represented 80% of the fiscal year’s total revenues.

•	Revenues from Software Licenses contributed 55% of the year’s revenues, up 18%. Service Revenues grew by 21%.

•	Revenues from indirect channels contributed 38% to total revenues for fiscal year 2005, while direct channels including revenues from referral partners contributed the remaining 62%.
Outlook
Looking ahead, Mr. Tobaly commented: “I am confident that the momentum will continue into the new fiscal year and we anticipate organic growth of approximately 20% for fiscal year 2006. For the first quarter, despite traditional unfavorable seasonality, particularly in Europe, we expect total revenues of between €8.7 million and €9.2 million, a revenue growth of about 20% over the same period last year.”
In accordance with SFAS (Statement of Financial Accounting Standards) 123(R), the Company will commence accounting for stock based compensation in its results of operations in fiscal year 2006. InfoVista anticipates a charge of approximately €1.1 million for stock compensation in fiscal year 2006 and approximately €310,000 for its first quarter. As such, InfoVista expects negative net results for the first quarter but positive net income for the entire fiscal year.
InfoVista will host an investor conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +44 (0)20 7365 1834 in the UK/Europe, or +1 718 354 1171 in North America. A replay will be available shortly after the end of the call at the following numbers: UK/Europe: +44(0)20 7784 1024, North America: +1 718 354 1112, Passcode: 4002622.
As of July 1, 2005, InfoVista will no longer publish its French results under French GAAP, and instead will report its French financial results in accordance with International Financial Reporting Standards (IFRS).
About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include Allstream, Banques Populaires, Banque de France, Broadwing Communications, Defense Information Systems Agency (DISA), Deloitte & Touche, Deutsche Telecom, France Telecom, Savvis Corporation, SingTel, US Cellular and Verio Inc. InfoVista stock is traded on the NASDAQ (IVTA) and the Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista is a registered trademark of InfoVista, S.A.

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the twelve months ended		For the three months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(unaudited)		(unaudited)	(unaudited)
Revenues
License revenues	€19,049	€16,076	€5,584	€4,564
Service revenues	15,292	12,611	3,987	3,481

Total revenues	34,341	28,687	9,571	8,045

Cost of revenues
Cost of licenses	857	681	290	152
Cost of services	5,917	5,722	1,703	1,392

Total cost of revenues	6,774	6,403	1,993	1,544

Gross profit	27,567	22,284	7,578	6,501

Operating expenses
Sales and marketing expenses	15,396	14,802	4,233	4,041
Research and development expenses	6,651	6,081	1,734	1,589
General and administrative expenses	5,574	4,346	1,450	1,150

Stock compensation expense		44	—	44
Restructuring costs	—	2,495	—	—
Impairment of fixed assets	4	608	—	37
Amortization of intangible assets	158	380	—	95

Total operating expenses	27,783	28,756	7,417	6,956

Operating (loss) income	(216)	(6,472)	161	(455)

Other income (expense):
Interest income	484	631	124	132
Net foreign currency transaction (losses) gains	(46)	(109)	217	57
Other	(62)	—	(62)	—

Income (Loss) before income taxes	160	(5,950)	440	(266)

Income tax expense	(36)	(254)	(26)	(127)

Net income (loss)	€124	€(6,204)	€414	€(393)

EBITDA	€1,541	€(4,275)	€741	€143

Adjusted net income (loss)	€332	€(2,568)	€197	€(274)

Basic net income (loss) per share	€0.01	€(0.35)	€0.02	€(0.02)
Diluted net income (loss) per share	€0.01	€(0.35)	€0.02	€(0.02)

Adjusted basic net income (loss) per share	€0.02	€(0.14)	€0.01	€(0.02)
Adjusted diluted net income (loss) per share	€0.02	€(0.14)	€0.01	€(0.02)

Basic weighted average shares outstanding	17,271,717	17,778,929	17,371,645	17,083,002
Diluted weighted average shares outstanding	20,936,182	17,778,929	21,074,410	17,083,002

INFOVISTA
RECONCILIATION BETWEEN NET INCOME (LOSS) AND EBITDA
(In thousands, except for share and per share data)
The Company provides EBITDA data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. EBITDA as well as US GAAP net income are presented in the consolidated statements of operations that accompany this press release. EBITDA is calculated as net income (loss) less depreciation and amortization, interest expense and income tax expense.

	For the twelve months ended		For the three months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income (loss)	€124	€(6,204)	€414	€(393)

EBITDA is exclusive of the following items:
Income tax expense	36	254	26	127
Depreciation and amortization	1,381	1,664	301	403
Interest expense	—	11	—	6

EBITDA	€1,541	€(4,275)	€741	€143

RECONCILIATION BETWEEN NET INCOME (LOSS) AND ADJUSTED NET INCOME (LOSS)
(In thousands, except for share and per share data)
The Company provides adjusted net income (loss) and adjusted net income (loss) per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of Americas (US GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	For the twelve months ended		For the three months ended
	June 30,		June 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income (loss)	€124	€(6,204)	€414	€(393)

As adjusted net income (loss) is exclusive of the following charges:
Restructuring costs	—	2,495	—	—
Stock compensation expense	—	44	—	44
Amortization of intangible assets	158	380	—	95
Net foreign currency transaction losses	46	109	(217)	(57)
Impairment of fixed assets	4	608	—	37

Adjusted net income (loss)	€332	€(2,568)	€197	€(274)

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of
	June 30,	June 30,
	2005	2004
	(unaudited)
ASSETS

Cash and marketable securities	€33,746	€32,676
Trade receivables, net of allowance of €253 and €387, respectively	11,310	8,367
Prepaid expenses and other current assets	2,071	2,399

Total current assets	47,127	43,442

Fixed assets, net	2,200	2,449
Licensed technology and advances, net	908	850
Investment	1,027	1,027
Deposits and other assets	967	1,085

Total non current assets	5,102	5,411

Total assets	€52,229	€48,853

LIABILITIES & STOCKHOLDERS’ EQUITY
Trade payables	€2,465	€2,614
Accrued salaries and commissions	2,523	1,680
Accrued social security and other payroll taxes	1,026	818
Deferred revenue	7,202	5,453
Accrued VAT	1,541	1,384
Other current liabilities	363	537

Total current liabilities	15,120	12,486

Other long term liabilities	113	113

Total non-current liabilities	113	113

Stockholders’ equity
Common stock (18,524,721 and 18,950,920 shares authorized and issued, and 17,372,867 and 17,115,466 shares outstanding)	10,003	10,233
Capital in excess of par value of stock	84,893	84,982
Accumulated deficit	(52,189)	(52,313)
Unrealized losses on available for sale securities	(33)	(96)
Cumulative translation adjustment	(1,200)	(1,236)
Less common stock in treasury, at cost	(4,478)	(5,316)

Total stockholders’ equity	36,996	36,254

Total liabilities and stockholders’ equity	€52,229	€48,853